July 10, 2009
Securities and Exchange Commission
100 F. Street, N.E.
Mail Stop 3561
Washington, D.C. 20549
Re:	Energy Transfer Equity, L.P. Form 10-K for the Fiscal Year Ended December 31, 2008 Filed March 2, 2009 Form 10-Q for the Quarter Ended March 31, 2009 Filed May 11, 2009 File No. 1-32740

Energy Transfer Partners, L.P. Form 10-K for the Fiscal Year Ended December 31, 2008 Filed March 2, 2009 Form 10-Q for the Quarter Ended March 31, 2009 Filed May 11, 2009 File No. 1-11727
          This memorandum sets forth the responses of Energy Transfer Equity, L.P. (“ETE”) and Energy Transfer Partners, L.P. (“ETP”) to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated July 7, 2009 (the “Comment Letter”) with respect to our Annual Reports on Form 10-K for the year ended December 31, 2008 (each, an “Annual Report,” and collectively, the “Annual Reports”). For your convenience, we have repeated each comment of the Staff exactly as given in the Comment Letter and set forth below each such comment is our response.
Staff Comments
Form 10-K for the Fiscal Year Ended December 31, 2008
Compensation Discussion and Analysis, page 184
Components of Executive Compensation, page 187
1.	We note your response to comment four from our letter dated June 19, 2009. Please discuss what aspects of your financial results led your Compensation Committee to conclude that your financial performance was strong and therefore, justified the issuance of the new unit awards in the amount forfeited. Also, please discuss the level of discretion your Compensation Committee has to increase or decrease compensation materially, especially in

July 10, 2009

instances where you did not achieve pre-defined performance objectives that you established as a requirement for the vesting of an award or payout.

Response: The Compensation Committee has complete discretion under ETP’s unit award plans to grant new unit awards, including the grant of new unit awards to replace unit awards forfeited for failure to satisfy performance objectives. The awards that were forfeited in 2008 were granted under ETP’s Amended and Restated 2004 Unit Plan, which is incorporated by reference into the Annual Reports and states in Section 7 that “the [Compensation] Committee may, in its discretion, waive in whole or in part any forfeiture.”

The Compensation Committee considers multiple factors to evaluate financial performance in determining both cash and unit-based compensation. With respect to the grants of new unit awards in 2008, the strength of our financial performance was evident from measures that the Compensation Committee considers and which are disclosed in our periodic reports. For example, the Compensation Committee considers operating income and increases in cash distributions. At the time that the Compensation Committee approved the special grant in October 2008, ETP had increased its operating income by 31.6% on a monthly basis over the prior fiscal year, from $829.6 million for the fiscal year ended August 31, 2007 to $1,183 million for the 13-month period ended September 30, 2008. The 13-month period ended September 30, 2008 includes the four-month transition period ended December 31, 2007 and the first three quarters of 2008; the increase of 31.6% is based on a monthly average. In addition, ETP increased its cash distribution per unit by 6.8%, from $0.825 for the quarter ended August 31, 2007 to $0.87375 for the quarter ended June 30, 2008, the most recent quarter for which a distribution had been declared and paid.

In addition, as mentioned in the prior response letter, the Compensation Committee also took into account the development of new projects. ETP completed a number of significant new pipeline construction projects during the 12-month period ended September 30, 2008 and had entered into agreements with customers to support the construction of two additional significant pipeline projects, the Texas Independence Pipeline (a 160-mile, 42-inch diameter pipeline with an expected initial capacity of 1.1 Bcf per day) and the Fayetteville Express Pipeline (a 187-mile, 42-inch diameter pipeline with an expected capacity of 2.0 Bcf per day), which are expected to increase ETP’s operating income after construction is completed. The Compensation Committee viewed these financial performance metrics for ETP, as well as the completion and development of these significant new pipeline projects by ETP, as important factors in determining to grant new unit awards to replace forfeited unit awards.

To the extent necessary and applicable, we will discuss in future filings the specific performance measures considered by the Compensation Committee in determining cash and unit-based compensation, as well as the level of discretion available to the Compensation Committee.
Item 15. Exhibits and Financial Statement Schedules, page 204
2.	We note your response to comment six from our letter dated June 19, 2009. Please confirm that you will file with your Form 10-Q for the quarter ended June 30, 2009 a complete copy

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of your First Supplemental Note Purchase Agreement dated as of May 24, 2001 to the August 10, 2000 Note Purchase Agreement and a complete copy of your Redemption Agreement, dated as of September 14, 2006 between Energy Transfer Partners, L.P. and CCE Holdings, LLC, including all schedules, exhibits, attachments that are part of these agreements.

Response: We hereby confirm that we will file with our Form 10-Q for the quarter ended June 30, 2009 the material agreements referenced in the Staff’s comment above, including all schedules, exhibits and attachments that are part of these agreements.
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July 10, 2009

          Please contact the undersigned if you have any questions or comments with respect to these responses to your comments.

Sincerely,
/s/ John W. McReynolds
John W. McReynolds
President and Chief Financial Officer — ETE (214) 981-0724

/s/ Martin Salinas, Jr.
Martin Salinas, Jr.
Chief Financial Officer — ETP (214) 981-0720 or (210) 403-7455

Cc:	John Meinders Grant Thornton LLP